

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Jing ("George") Cao
Chief Executive Officer
Aimfinity Investment Corp. I
1 Rockefeller Plaza, 11th Floor
New York, NY 10020

> **Re: Aimfinity Investment Corp. I**
> **Draft Registration Statement on Form S-1**
> **Submitted January 11, 2022**
> **CIK No. 0001903464**

Dear Mr. Cao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary
Business Strategy and Competitive Strengths, page 4

1. We note your disclosure that your "business strategy is to identify and complete [your] initial business combination with a company that complements the experiences and skills of [your] management team and can benefit from their operational expertise." We further note your disclosure on page 93 that your founder and CEO, Jing ("George") Cao, serves as the "Chief Executive Office" of AscendEX (formerly BitMax.io), a global digital asset trading platform. Rather than referring to the experiences and skills of your management team when discussing a target, please revise your Summary to disclose the type of company or business that you intend to target for your initial business

combination. To the extent you plan to, or may, seek a target with a digital asset-related business, please revise your Summary to specify this.

2.   We note your disclosures on pages 4 and 93 that your strategy and focus is to target an initial business combination with a company within the technology sector that complements the experience of your management team. To the extent you plan to, or may, seek a target with a digital asset-related business, please revise to provide prominent risk factor disclosure addressing the risks and uncertainties inherent in digital asset-related businesses, including the extensive regulatory regimes to which such businesses are subject and the evolving regulatory landscape.

 Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: David Ni